



05036784

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AA 3-7-2005

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 47052

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING __01/01/04__ AND ENDING __12/31/04__
                                   MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: US STERLING SECURITIES, INC.

	OFFICIAL USE ONLY
ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

| | FIRM I.D. NO. |

700 VETERANS MEMORIAL HIGHWAY
(No. and Street)

HAUUPAUGE	NY	11788
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
JOSEPH DEPIETTO, CPA   516-625-9200
                                          (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

DEPITTO, BLUM & CO. P.C. CPAs
(Name – if individual, state last, first, middle name)

175 EAST I.U. WILLETS ROAD	ALBERTSON	NY	11507
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

PROCESSED

FOR OFFICIAL USE ONLY	MAR 1 7 2005
	THOMSON FINANCIAL

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, __HERBERT A. ORR JR._____ , swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

__U.S. STERLING SECURITIES, INC._____ , as

of __DECEMBER 31_____ , 20 05____ , are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____

_____

_____

Signature

PRESIDENT/CEO
Title

__Notary Public__

GEORGE GOLDMAN
Notary Public, State of New York
No. 4929400
Qualified in Suffolk County
Commission Expires May 2, 2006

This report ** contains (check all applicable boxes):

☑ (a) Facing Page.
☑ (b) Statement of Financial Condition.
☑ (c) Statement of Income (Loss).
☑ (d) Statement of Changes in Financial Condition.
☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☑ (g) Computation of Net Capital.
☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
☑ (l) An Oath or Affirmation.
☐ (m) A copy of the SIPC Supplemental Report.
☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

US STERLING SECURITIES, INC.

Financial Statements

December 31, 2004

DePietto, BLUM & COMPANY

US STERLING SECURITIES, INC.

Table of Contents

December 31, 2004

DePIETTO, BLUM & COMPANY



The CPA. Never Underestimate The Value.®

DEPIETTO, BLUM & COMPANY
CERTIFIED PUBLIC ACCOUNTANTS
MEMBERS OF AICPA & NYSSCPA

516-625-9200 • FAX 516-625-1379

LONG ISLAND OFFICE
175 EAST I.U. WILLETS RD. - SUITE #1
ALBERTSON, NY 11507

WESTCHESTER OFFICE
34 SO. BROADWAY - 6TH FLOOR
WHITE PLAINS, NY 10601

INDEPENDENT AUDITORS' REPORT

To the Officers and Directors of
US Sterling Securities, Inc.
700 Veterans Memorial Highway
Hauppauge, NY 11788

We have audited the accompanying statement of financial condition of US Sterling Securities, Inc. as of December 31, 2004 and the related statements of income, changes in equity, and cash flows for the period then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of US Sterling Securities, Inc. as of December 31, 2004, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the financial statements taken as a whole. The supplemental information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

DePietto Blum & Co. PC.

February 24, 2005

US STERLING SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION

December 31, 2004

ASSETS

Current Assets

Cash	$ 14,227	
Due from clearing	15,463	
Clearing deposit	25,000	
Accounts receivable	30,865	
Prepaid corporate taxes	53	
Total Current Assets		85,608

TOTAL ASSETS $ 85,608

LIABILITIES AND EQUITY

Current Liabilities

Accrued corporate taxes	$ 155	
Commissions payable	2,712	
Total Current Liabilities		2,867

Equity (Deficit)

Common stock	10	
Additional paid in capital	65,114	
Retained earnings	17,617	
Total Equity (Deficit)		82,741

TOTAL LIABILITIES AND EQUITY $ 85,608

See Accountants' Audit Report and Notes to Financial Statements.

DePIETTO, BLUM & COMPANY

US STERLING SECURITIES, INC.

STATEMENT OF INCOME

For the Period Ended December 31, 2004

Revenues:

Commissions		$ 183,314
Interest income		10
Other income		4,568
Total Revenues		187,892

Expenses:

Administrative fees	92,368	
Bank charges	88	
Contributions	2,000	
Consulting expense	33,675	
Clearing fees	31,789	
Insurance	9,700	
Outside service	11,093	
Regulatory expense	10,563	
Dues & Subscriptions	9	
NYS corporate taxes	155	
Federal taxes	65	
Total expenses		191,505

Net Income $ (3,613)

See Accountants' Audit Report and Notes to Financial Statements.   DePIETTO, BLUM & COMPANY

US STERLING SECURITIES, INC.

STATEMENT OF CHANGES IN EQUITY (DEFICIT)

For the Period Ended December 31, 2004

	Partners' Capital
Balances - Beginning of year	$ 86,354
Net Income	(3,613)
Balances - at December 31, 2004	$ 82,741

US STERLING SECURITIES, INC.

STATEMENT OF CASH FLOWS

For the Period Ended December 31, 2004

Cash Flows from Operating Activities:

Net Income	$ (3,613)
Adjustments to reconcile net income to	
net cash flows from operating activities:	
Decrease in due from clearing broker	17,598
Decrease in prepaid corporate taxes	426
Decrease in accounts payable and accrued expenses	(34,900)
Increase in accounts receivable	(30,865)
Increase in commissions payable	2,712
Increase in accrued corporate taxes	58
Net Cash Provided by Operating Activities	(48,584)
Net Decrease in Cash	(48,584)
Cash - Beginning of year	62,811
Cash - End of Period	$ 14,227

See Accountants' Audit Report and Notes to Financial Statements.   DePIETTO, BLUM & COMPANY

US STERLING SECURITIES, INC.
Notes to Financial Statements
December 31, 2004

NOTE 1:   **Nature of Business**

   Organization

   US Sterling Securities, Inc. (The "Company") was formed in the state of New York as a corporation. The company is a registered member in the National Association of Securities Dealers (NASD) as a broker/dealer and commenced operations in March 10, 1992. All of the Company's trades are cleared through its agent, First Southwest Company.

NOTE 2:   **Summary of Significant Accounting Policies**

   a)   **Revenue Recognition**

   Securities transactions (and the recognition of related income and expenses) are recorded on a settlement date basis, generally the third business day following the transaction date. There is no material difference between trade and settlement date.

   b)   **Cash and Cash Equivalents**

   For the purpose of the statement of cash flows, the Company considers demand deposited money market funds (net of haircuts) and U.S. treasury obligations to be cash and cash equivalents.

   c)   **Income Taxes**

   The provision for income taxes includes:

New York State Franchise Tax	$100
New York State Metropolitan Transportation Surcharge	55
	$ 155

   As of the date of audit there was a prepaid corporate tax balance of $ 53. A provision for corporate taxes made in the amount of $ 155. For financial statement purposes the prepaid corporate tax is shown as a current asset on the balance sheet. However, this prepaid corporate tax is being shown as net against accrued payables on the December 31, 2004 Focus Report.

   d)   **Property and Equipment**

   Furniture, fixtures and equipment are carried at cost. Depreciation is provided by using the modified accelerated cost recovery system (MACRS) over an estimated useful life of three to ten years. The method is used for book and tax purposes and does not differ materially from Generally Accepted Accounting Principle (GAAP) depreciation methods.

   Maintenance, repairs and renewals that neither materially add to the value of the property nor appreciably prolong its life are charged to expense as incurred. Gains and losses on disposition of property and equipment are included in income.

See accompanying Independent Auditors' Report.   DePIETTO, BLUM & COMPANY

US STERLING SECURITIES, INC.
Notes to Financial Statements
December 31, 2004

NOTE 2: **Summary of Significant Accounting Policies**

e) **Use of Estimates in the Preparation of Financial Statements**

Management uses estimates and assumptions in preparing financial statements in accordance with generally accepted accounting principles. These estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could vary from the estimates that management uses.

NOTE 3: **Net Capital Requirements**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1) which requires broker dealers to maintain minimum net capital. The ratio of aggregate indebtedness to net capital, shall not exceed 15 to 1 for ongoing concerns. The company's current requirement is $5,000. At December 31, 2004, the Company had a net capital of $82,741 which was $77,741 in excess of its required net capital of $5,000. The Company's net capital ratio was 0.04 to 1.

NOTE 4: **Concentration of Funds**

The company does not maintain inventory of stocks, bonds or other security positions at risk.

NOTE 5: **Disclosure of Statement of Financial Condition**

A statement indicating that the Statement of Financial Condition of the most recent annual audit report of the broker or dealer pursuant to sec. 240.17a-5 is available for examination at the principal office of the broker or dealer and the regional or district office of the Securities & Exchange Commission for the region or district in which the broker or dealer has its principal place of business

NOTE 6: **Sarbanes-Oxley Disclosure**

Pursuant to section 201 and 202 of the Sarbanes-Oxley Act, the independent accountant has not received any fee or remuneration at anytime for the audit related services, tax services or any other incidental services during the audit period ended December 31, 2004.

The firm's policies and procedures do not allow for the independent auditor to engage in any activity or service related activity outside of the independent audit.

See accompanying Independent Auditors' Report.   DePIETTO, BLUM & COMPANY

US STERLING SECURITIES, INC.
Notes to Financial Statements
December 31, 2004

NOTE 7:   **Exemption Provisions**

The Company has elected an exemption from Rule 15c3-3 based on section(2)(ii), which states that all customer transactions cleared through another broker-dealer be on a fully disclosed basis. The clearing firm being used is First Southwest Company.

SUPPLEMENTARY INFORMATION

PURSUANT TO RULE 17a-5 OF THE

SECURITIES EXCHANGE ACT OF 1934

AS OF DECEMBER 31, 2004

DePIETTO, BLUM & COMPANY

US STERLING SECURITIES, INC.

COMPUTATION OF NET CAPITAL
Under SEC Rule 15c3-1

For the Period Ended December 31, 2004

NET CAPITAL

Equity	$ 82,741
Deductions and/or charges Non-allowable assets:	
Total non-allowable assets	-
Tentative Net Capital	82,741
Haircuts	0
Net Capital (15c3-1)	$ 82,741

AGGREGATE INDEBTEDNESS

Items included in statement of financial condition:	
Commissions payable and accrued expenses	$ 2,867
Total indebtedness	2,867

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital requirement	$ 5,000
Excess net capital	$ 77,741
Ratio: Aggregate indebtedness to net capital	.04 to 1

Explanation of the audited computation of Net Capital:
A reconciliation of the firms Net Capital and the subject audit computation determined
no material difference. From shareholders equity non-allowable assets were subtracted
leaving tentative net capital. Haircuts on securities positions was applied leaving Net
Capital pursuant to 15c3-1.

See Accountants' Audit Report and Notes to Financial Statements.   DePIETTO, BLUM & COMPANY



The CPA. Never Underestimate The Value.®

DePIETTO, BLUM & COMPANY
CERTIFIED PUBLIC ACCOUNTANTS
MEMBERS OF AICPA & NYSSCPA

516-625-9200 • FAX 516-625-1379

LONG ISLAND OFFICE
175 EAST I.U. WILLETS RD. - SUITE #1
ALBERTSON, NY 11507

WESTCHESTER OFFICE
34 SO. BROADWAY - 6TH FLOOR
WHITE PLAINS, NY 10601

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL STRUCTURE

Board of Directors and Stockholders
US Sterling Securities, Inc.
700 Veterans Memorial Highway
Hauppauge, NY 11788

In planning and performing our audit of the financial statements of US Sterling Securities, Inc. for the period December 31, 2004 we considered its internal control structure, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practice and procedures) followed by US Sterling Securities, Inc. that we considered relevant to the objectives stated in Rule 17a-5(g)(1) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c-3-3.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of control procedures and of the practices and procedures can be expected to achieve the Commission's above mentioned objectives.

Two of the objectives of an internal control structure are to provide management with reasonable, but not absolute, assurance that assets for which the company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

See accompanying Independent Auditors' Report.

Because of inherent limitations in any system of internal accounting control, errors or irregularities may nevertheless occur and not be detected. Also, projections of any evaluation of the system to future periods is subject to the risk that procedures may become inadequate because of changes in conditions or that the degree of compliance with the procedures may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected with a timely period by employees in the normal control structure that we considered to be material weaknesses as defined above, except for:

> The size of the business and resultant limited number of employees imposes
> practical limitations on the effectiveness of those internal control structure ·
> procedures that depend on the segregation of duties. Since this condition
> is inherent in the size of the Company, the specific weaknesses are not
> described herein and not corrective action has been taken or proposed
> by the Company.

The foregoing condition was considered in determining the nature, timing and extent of the procedures to be performed in our audit of the financial statements of US Sterling Securities, Inc. for the year ended December 31, 2004 and this report does not affect our report thereon dated February 24, 2005.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that except for the effect, if any, of the condition indicated in the preceding paragraph, the Company's practices and procedures were adequate at December 31, 2004 to meet the Commission's objectives.

This report is intended solely for the use of management and the Securities and Exchange Commission, the National Association of Securities Dealers, Inc. and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers/dealers and should not be used for any other purpose.

DePietto, Blum & Co., CPA., P.C.

Albertson, New York
February 24, 2005

See accompanying Independent Auditors' Report.   DePIETTO, BLUM & COMPANY